

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 20, 2017

Via U.S. Mail
Mr. Mitra Sadeghzedeh
Chief Executive Officer
Vapir Enterprises, Inc.
3511 Ryder St.
Santa Clara, CA  95051

> **Re:     Vapir Enterprises, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed April 19, 2017**
> **File No. 333-170715**

Dear Mr. Sadeghzedeh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 15

1.  Based on your current disclosures it is not clear whether Management performed an assessment of the effectiveness of your internal controls.  Please amend your filing to include Management's Report on Internal Control over Financial Reporting.  Please refer to Item 308T of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and Construction